SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2

Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 01, 2004.

1. DATE, TIME, AND PLACE: June 01, 2004, at 06:00 p.m., in the Capital of São Paulo State, at Av. Roque Petroni Junior, 1464, 6º andar.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano - Chairman; Evandro Luís Pippi Kruel - Secretary.

3. INSTATEMENT: The meeting was convened upon the attendance of the undersigned Directors, since there was a quorum present at the meeting, as provided for in the Company's Articles of Incorporation.

4  AGENDA AND RESOLUTIONS:

4.1. BNDES Agreement (Working hours of 05.28.04) - To approve, under the terms and conditions proposed by the Executive Committee, the execution, together with Telesp Celular S.A., its controlled company, in the capacity of guarantors and main obligors, of the Addendum No. 1 to the Credit Facility Agreement nº 00.2.686.3.1, dated July 19, 2001, entered into between Banco Nacional de Desenvolvimento Econômico e Social - BNDES and Global Telecom S.A ("Addendum").

4.2. Special obligations to be undertaken as Intervening Party/Guarantor: The assumption of the following special obligations arising out of (a) the Credit Facility Agreement nº 00.2.686.3.1, (b) the Fixed Credit Facility Agreement nº 4000340-1, both dated July 19, 2001, entered into, respectively, between Global Telecom S.A. and Banco Nacional de Desenvolvimento Econômico e Social - BNDES, and Global Telecom S.A. and the Financial Agents, Banco Bradesco S.A. and Banco Alfa de Investimentos S.A., both with the amendments proposed in their respective Addenda, and (c) the Credit Facility Onlending Agreement entered into with Banco Nacional de Desenvolvimento Econômico e Social - BNDES Nº 10/299.457-2, to be entered into betwee Global Telecom S.A. and the Financial Agents, Banco Bradesco S.A., Unibanco - União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A. ("Agreements") has been examined and approved: (i) to convert, either fully or partially, into capital of Global Telecom S.A. ("GT"), the outstanding balance arising out of the loan agreements entered into with GT, in the amount of four hundred and eighty-one million, one hundred and eighty-nine thousand, five hundred and twenty-eight reais and eighty-two cents (R$481,189,528.82), as of April 30, 2003, in case GT's capitalization rate is lower than what was established, respectively, in Section Twelve, item XIV, in Section Thirteen, item 13.1, sub-item 17, and in Section XXI, item XIV, of the Agreements; (ii) not to receive from GT any payment, by way of interests or loan repayment referring to the loan agreements mentioned in item "i", in case the rates established, respectively, in Section Twelve, item XIV, in Section Thirteen, item 13.1, sub-item 17, and in Section XXI, item XIV, of the Agreements are not complied with.

4.3 . To ratify the approvals of the Executive Committee relating to: (i) the new terms of the Addendum to the Fixed Credit Facility Agreement nº 4000340-1, executed on July 19, 2001, entered into between GT, BNDES, the Financial Agents Banco Bradesco S.A. and Banco Alfa de Investimento S.A., whereby this company becomes an Intervening Party/Guarantor, together with Telesp Celular S.A., its controlled company; (ii) the execution, together with Telesp Celular S.A., its controlled company, in the capacity of guarantors and main obligors, of the Agreement for Holding Revenue in Escrow, and other covenants, to be entered into between Global Telecom S.A., Banco Nacional de Desenvolvimento Econômico e Social - BNDES, Banco Bradesco S.A., Unibanco - União de Bancos Brasileiros S.A., Banco Alfa de Investimento S.A., and Banco Itaú BBA S.A.; (iii) the execution, together with Telesp Celular S.A., its controlled company, in the capacity of guarantors and main obligors, of the Credit Facility Onlending Agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES Nº 10/299.457-2, to be entered into between GT (borrower) and the Financial Agents Banco Bradesco S.A., Unibanco - União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A.

5 . CLOSING OF THE MEETING : Since there was no other business to be transacted, the meeting was closed, of which these minutes have been drawn-up, which after read and approved were signed by the Directors present to the meeting and by the Secretary, and registered in the proper book .

Signatures : Felix Pablo Ivorra Cano - Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Antonio Gonçalves de Oliveira; Shakhaf Wine - Directors; Ernesto Lopez Mozo; Ignácio Aller Mallo; Luis Miguel Gilpérez López - Directors represented by Mr. Felix Pablo Ivorra Cano; Zeinal Abedin Mohamed Bava; Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz - Conselheiros Directors represented by Mr. Shakhaf Wine. Evandro Luís Pippi Kruel - Secretary.

I hereby certify that this is faithful copy of the minutes that were drawn-up in the Register Book of Meetings of the Board of Directors.

Evandro Luís Pippi Kruel

Secretary of the Meeting

OAB/RS nº 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.